EXHIBIT (n)

HEARTLAND GROUP, INC.

MULTIPLE CLASS OPERATING PLAN
(Pursuant to Rule 18f-3)

WHEREAS, the Board of Directors of Heartland Group, Inc. (“Heartland”) has considered the terms of the multi-class plan (“Plan”) for its various mutual fund series (each a “Fund” and collectively the “Funds”), under which Plan Heartland may offer multiple classes of shares in the Funds pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), such Plan originally having been adopted by a vote of the Board of Directors of Heartland on February 14, 2008;

WHEREAS, a majority of the Directors of Heartland, including a majority of the Directors who are not interested persons of Heartland, have found the Plan, set forth herein, to be in the best interests of the shareholders of Heartland;

NOW, THEREFORE, Heartland hereby approves and adopts the Plan for the Funds as set forth below pursuant to Rule 18f-3 of the 1940 Act.

MULTIPLE CLASSES FOR ALL FUNDS

All currently-designated Funds and any and all Funds established in the future may, from time to time, issue one or more of the following classes of shares (each a “Class” and collectively the “Classes”):

Investor Class Shares
Institutional Class Shares

All shares outstanding and issued on or before April 30, 2008 of all currently-designated Funds shall, effective May 1, 2008, be classified as Investor Class Shares.

Each Class is subject to such investment minimums and other conditions as set forth in Heartland’s prospectuses and statements of additional information as from time to time are in effect. Differences and expenses among Classes and exchange features are subject to the terms and conditions of this Plan.

A.	SEPARATE ARRANGEMENTS AND EXPENSE ALLOCATIONS OF EACH CLASS

In general, each Class shall pay the expenses associated with its unique distribution and servicing arrangements. Each Class may, at the Directors’ discretion, pay a different share of expenses, not including advisory or custodial fees or other expenses related to the management of the Funds’ assets, if those expenses actually are incurred in a different amount by the Class, or if the Class receives services of a different kind or to a different degree than the other Class. Costs and expenses incurred by a Fund exclusively for the benefit of any one Class  (e.g., state securities qualification fees; costs and expenses incurred in connection with a shareholder meeting in which only holders of one or another of the classes will participate; costs incurred for preparation, printing and mailing of marketing materials, relating to only one of the classes; etc.) shall be allocated, at the Director’s discretion, entirely to the Class for whose benefit such costs and expenses are incurred. All other expenses, including without limitation advisory and custodial fees and other expenses related to the management of a Fund’s assets, shall be allocated to each Class on the basis of the net asset value of the shares, as permitted by the provisions of Rule 18f-3 under the 1940 Act.

Investor Class Shares pay Rule 12b-1 distribution fees at an annual rate of twenty-five basis points (0.25%) of net assets computed on a daily basis, as described in the Funds’ prospectuses. Institutional Class Shares do not pay any shareholder distribution fees under Rule 12b-1.

Investor Class Shares and Institutional Class Shares also pay fees for services rendered and borne in connection with personal services rendered to the shareholders of the respective Classes and the maintenance of shareholder accounts. Fees payable pursuant to any shareholder servicing agent agreements entered into by Heartland on behalf of a Fund shall be payable only with respect to the Class of shares held pursuant to such agreement(s) (and each shareholder servicing agent agreement shall so provide), and any such fees incurred by a Fund shall be allocated entirely to the outstanding shares of the relevant Class(es).

B.	CONVERSION FEATURES

No Class of shares converts into any other Class of shares.

C.	EXCHANGE FEATURES

A shareholder may exchange Investor Class Shares and Institutional Class Shares of any Fund at net asset value for the same Class of shares of any other Fund, provided the registration will be identical and the other Fund offers the particular Class of shares.

Investor Class Shares may be exchanged at net asset value for Institutional Class Shares only if the requirements for investment in Institutional Class Shares as to the type of investor and minimum initial or subsequent investment are met.  In circumstances when a shareholder is no longer eligible for investment in Institutional Class Shares or in other circumstances when Institutional Class shares are no longer appropriate for a shareholder, Institutional Class Shares may be exchanged at net asset value for Investor Class Shares.

C.	DIVIDENDS AND OTHER DISTRIBUTIONS

Each Fund pays out as dividends substantially all of its net investment income (which comes from dividends and interest it receives from its investments) and net realized short-term capital gains. All dividends and distributions will be paid in the form of additional shares of the same Class of the same Fund that generated the dividend or distribution, unless the shareholder has elected another option. Dividends paid by each Fund with respect to each Class are calculated in the same manner and at the same time.

D.	VOTING RIGHTS

Each share of a Fund entitles the shareholder of record to one vote. Each Fund votes separately on matters relating solely to that Fund. Each Class shall have exclusive voting rights on any matter that affects that Class individually, and shall have separate voting rights on any matters submitted to shareholders in which interests of the separate Classes differ. All shareholders will have equal voting rights on any matter that affects all shareholders of all Classes equally, and all shareholders within a separate Class will have equal voting rights with all other shareholders of that Class on any matter that affects that Class individually.

E.	LIQUIDATION RIGHTS

Investor Class Shares and Institutional Class Shares shall have equal rights in connection with voluntary or involuntary redemptions and any liquidation of any Fund, all in accordance with the conditions and policies and procedures established from time to time in the current prospectus and Statement of Additional Information relating to the relevant Fund.

F.	GENERAL

Other than the differences and variations listed above, each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Directors will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Directors will take such action as is reasonably necessary to eliminate any conflict that develops.  Each Fund’s investment adviser and distributor will be responsible for alerting the Board of Directors to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Directors, including a majority of the Directors who are not interested persons of Heartland, as defined in the 1940 Act and shall be made in accordance with the provisions of applicable law.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class, and this Plan shall be construed and interpreted in compliance with the requirements of Rule 18f-3 of the 1940 Act.